Mail Stop 3561

March 18, 2010

Donny R. Johnson
Executive Vice President and Chief Financial Officer
Duckwall-ALCO Stores, Inc.
401 Cottage Street
Abilene, Kansas 67410-2832

      Re: **Duckwall-ALCO Stores, Inc.**
              Correspondence Dated March 5, 2010 Regarding
              Form 10-K for the Year Ended February 1, 2009
              Filed April 17, 2009
              Form 10-Q for the Period Ended November 1, 2009
              Filed December 10, 2009
              Form 10-Q for the Period Ended August 2, 2009
              Filed September 10, 2009
              Form 10-Q for the Period Ended May 3, 2009
              Filed June 11, 2009
              Definitive Proxy Statement on Schedule 14A
              Filed May 8, 2009
              File No. 0-20269

Dear Mr. Johnson:

       We have reviewed your letter dated March 5, 2010 in response to our comment letter dated January 29, 2010 and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

General

1. We note your responses to comments one, six, eight, nine, and 22 in our letter dated January 29, 2010. In those responses, you state that in future filings you will comply with our comments. Please provide us with your intended disclosure for your future filings.

Form 10-K for the Year Ended February 1, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and…, page 12

2. We note your response to comment two in our letter dated January 29, 2010. In the example of future disclosure you provided us, you state that improved vendor considerations were driven by increased purchases and new vendors participating in the vendor consideration program. Please tell us the underlying causes of the increased purchases and new vendors participating in the vendor consideration program and disclose similar information in future filings.

Definitive Proxy Statement on Schedule 14A

How we Determine Compensation

3. We note your response to comment eight in our letter dated January 29, 2010. In that response, you state that, if and to the extent, you use compensation data of other companies as a material factor in setting your named executive officers' compensation, you will discuss this process in greater detail in your future filings by disclosing the names of any peer companies, your reasons for selecting these peer companies, the components of any competitive pay data that you use, and how you use this competitive pay data. Please tell us this information regarding the year ended February 1, 2009.

Annual Cash Incentive

4. We note your responses to comments 12 and 13 in our letter dated January 29, 2010. Please tell us why you did not approve any contractual bonuses for fiscal 2009. If you did not approve these bonuses because you failed to meet certain targets, please tell us those targets and your actual results.

Long Term Incentives

5. We note your response to comment 14 in our letter dated January 29, 2010. Please tell us the named executive officers to whom you granted stock options in fiscal 2009 and the reasons that you awarded each specific amount of options to each named executive officer.

*   *   *   *   *

Please respond to our comments within 10 business days, or tell us by that time when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

Donny R. Johnson
Duckwall-ALCO Stores, Inc.
March 18, 2010
Page 3

      Please contact John Fieldsend, Attorney-Adviser, at (202) 551-3343 or me at (202) 551-3725 with any questions.

                          Sincerely,

                          H. Christopher Owings
                          Assistant Director